Exhibit 99.1

Höegh LNG Partners LP Reports Financial Results for the Quarter Ended March 31, 2019

HAMILTON, Bermuda, May 29, 2019 /PRNewswire/ — Höegh LNG Partners LP (NYSE: HMLP) (the "Partnership") today reported its preliminary financial results for the quarter ended March 31, 2019.

Highlights

•	Reported time charter revenues of $36.1 million for the first quarter of 2019, compared to $34.9 million of time charter revenues for the first quarter of 2018
•	Generated operating income of $22.7 million, net income of $14.1 million and limited partners' interest in net income of $10.8 million for the first quarter of 2019 compared to operating income of $30.4 million, net income of $21.7 million and limited partners' interest in net income of $19.0 million for the first quarter of 2018
•	Operating income, net income and partners' interest in net income were impacted by unrealized losses on derivative instruments for the first quarter of 2019 and unrealized gains on derivative instruments for the first quarter of 2018
•	Excluding the impact of unrealized gains and losses on derivative instruments for the first quarter of 2019 and 2018 impacting the equity in earnings of joint ventures, operating income for the three months ended March 31, 2019 would have been $25.2 million, an increase of $1.3 million from $23.9 million for the three months ended March 31, 2018
•	Generated Segment EBITDA [1] of $36.1 million for the first quarter of 2019 compared to $34.9 million for the first quarter of 2018
•	On January 29, 2019, entered into a loan agreement with a syndicate of banks to refinance the outstanding debt facility related to the Höegh Gallant and the Höegh Grace. The new facility includes a senior secured term loan and revolving credit facilities. On January 31, 2019, drew $320 million under the $385 million facility (the "$385 million facility").
•	On May 15, 2019, paid a $0.44 per unit distribution on common and subordinated units with respect to the first quarter of 2019, equivalent to $1.76 per unit on an annualized basis
•	On May 15, 2019, paid a $0.546875 per unit distribution on the 8.75% Series A cumulative redeemable preferred units ("Series A preferred units") for the period commencing on February 15, 2019 to May 14, 2019, equivalent to $2.1875 per unit on an annualized basis

Steffen Føreid, Chief Executive Officer and Chief Financial Officer stated: “Höegh LNG Partners' assets performed according to contract during the first quarter with 100% availability, underpinning the partnership’s well-supported distribution. The previously announced refinancing on attractive terms also had a positive bearing. With new LNG production facilities in the US and around the world coming on stream, global LNG trade continues to increase. This, together with competitive LNG pricing and environmental arguments, are driving interest in FSRUs world-wide. With an established platform of long-term contracts, Höegh LNG Partners is in a strong position to maintain its leadership position in the FSRU sector and fund incremental growth opportunities as they crystalize.”

1 Segment EBITDA is a non-GAAP financial measure used by investors to measure financial and operating performance. Please see Appendix A for a reconciliation of Segment EBITDA to net income, the most directly comparable GAAP financial measure.

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Financial Results Overview

Effective January 1, 2019, the Partnership adopted the new accounting standard, Leases, which did not change the timing or amount of revenue recognized for the Partnership.

The Partnership reported net income for the three months ended March 31, 2019 of $14.1 million, a decrease of $7.6 million from net income of $21.7 million for the three months ended March 31, 2018. The net income for the three months ended March 31, 2019 and 2018 was impacted by unrealized gains and losses on derivative instruments mainly on the Partnership's share of equity in earnings (losses) of joint ventures. Excluding all the unrealized gains and losses on derivative instruments for the three months ended March 31, 2019 and 2018, net income for the three months ended March 31, 2019 would have been $16.7 million, an increase of $2.2 million from $14.5 million for the three months ended March 31, 2018. Excluding all the unrealized gains and losses on derivative instruments, the increase is primarily due to increased time charter revenue as a result of all vessels being on-hire for the full three month period ended March 31, 2019 and a gain on debt extinguishment due to the refinancing on January 31, 2019.

Preferred unitholders' interest in net income was $3.4 million for the three months ended March 31, 2019, an increase of $0.7 million from $2.7 million for the three months ended March 31, 2018 due to additional preferred units issued as part of the at-the-market ("ATM") program. Limited partners' interest in net income was $10.8 million for the three months ended March 31, 2019, a decrease of $8.2 million from limited partners' interest in net income of $19.0 million for the three months ended March 31, 2018.

All the vessels were on-hire for the entire first quarter of 2019. The Höegh Gallant had 10 days of off-hire due to scheduled maintenance in the first quarter of 2018.

Equity in earnings of joint ventures for the three months ended March 31, 2019 was $0.4 million, a decrease of $9.0 million from equity in earnings of joint ventures of $9.4 million for the three months ended March 31, 2018. The joint ventures own the Neptune and the Cape Ann. Unrealized gains (losses) on derivative instruments in the joint ventures significantly impacted the equity in earnings of joint ventures for the three months ended March 31, 2019 and 2018. The joint ventures do not apply hedge accounting for interest rate swaps and all changes in fair value are included in equity in earnings of joint ventures. Excluding the unrealized losses for the three months ended March 31, 2019 and the unrealized gains for the three months ended March 31, 2018, the equity in earnings would have been $2.9 million for each of the three months ended March 31, 2019 and 2018.

Operating income for the three months ended March 31, 2019 was $22.7 million, a decrease of $7.7 million from operating income of $30.4 million for the three months ended March 31, 2018. Excluding the unrealized gains (losses) on derivative instruments impacting the equity in earnings of joint ventures for the three months ended March 31, 2019 and 2018, operating income for the three months ended March 31, 2019 would have been $25.2 million, an increase of $1.3 million from $23.9 million for the three months ended March 31, 2018.

Segment EBITDA 1 was $36.1 million for the three months ended March 31, 2019, an increase of $1.2 million from $34.9 million for the three months ended March 31, 2018.

Financing and Liquidity

As of March 31, 2019, the Partnership had cash and cash equivalents of $34.2 million, an undrawn portion of $45.0 million of the $85 million revolving credit facility from Höegh LNG Holdings Ltd. ("Höegh LNG") and an undrawn $63 million revolving credit facility under the $385 million facility. On May 13, 2019, the Partnership drew $3.5 million on the $85 million revolving credit facility. Current restricted cash for operating obligations of the PGN FSRU Lampung was $7.0 million and long-term restricted cash required under the Lampung facility was $13.0 million as of March 31, 2019.

On January 29, 2019, the Partnership entered into a loan agreement with a syndicate of banks to refinance the outstanding balances of the facility related to the Höegh Gallant (the "Gallant facility") and the facility related to the Höegh Grace (the "Grace facility"). The new facility includes a senior secured term loan and revolving credit facilities with an aggregate borrowing capacity of the lesser of (i) $385 million and (ii) 65% of the fair market value of the Höegh Gallant and 75% of the fair market value of the Höegh Grace as of the initial borrowing date. The $385 million facility is structured as a term loan with commercial and export tranches for each vessel to refinance outstanding amounts under the existing Gallant/Grace facility and a revolving credit facility for the Partnership with a drawing capacity of $63 million ("$63 million revolving credit facility"). On January 31, 2019, the Partnership drew $320.0 million under the commercial and the export credit tranches on the $385 million facility and used proceeds of $303.2 million and $1.6 million to settle the outstanding balance and accrued interest, respectively, on the Gallant/Grace facility and $5.5 million to pay arrangement fees (debt issuance cost) under the $385 million facility. The remaining proceeds of $9.6 million were used for general partnership purposes. As a result of extinguishing the Gallant and Grace facilities, the Partnership recognized a gain on debt extinguishment of $1.0 million for the three months ended March 31, 2019.

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The Partnership’s book value and outstanding principal of total long-term debt was $480.2 million and $491.3 million, respectively, as of March 31, 2019, including long-term debt financing the PGN FSRU Lampung (the "Lampung facility"), the $385 million facility and the $85 million revolving credit facility. On May 28, 2019, the repayment date on the $85 million revolving credit facility was extended to January 1, 2023 and the terms amended for the interest rate to be LIBOR plus a margin of 1.4% in 2019, 3.0% in 2020 and 4.0% thereafter.

As of March 31, 2019, the Partnership's total current liabilities exceeded total current assets by $0.9 million. This is partly a result of the current portion of long-term debt of $44.7 million being classified as current while restricted cash of $13.0 million associated with the Lampung facility is classified as long-term. The current portion of long-term debt reflects principal payments for the next twelve months which will be funded, for the most part, by future cash flows from operations. The Partnership does not intend to maintain a cash balance to fund the next twelve months' net liabilities.

The Partnership believes its current resources, including the undrawn balances under the $85 million revolving credit facility and the $63 million revolving credit facility, are sufficient to meet the Partnership's working capital requirements for its business for the next twelve months. In addition, liquidity can also be supplemented, from time to time, by net proceeds of the ATM program, depending on the market conditions.

As of March 31, 2019, the Partnership has no material commitments for capital expenditures. However, during the second quarter of 2019, the Höegh Gallant will have a drydock and the PGN FSRU Lampung will complete a class renewal survey while remaining on the water. The combined expenditure is expected to be approximately $7.0 to $8.5 million which will not be covered by the respective charterers. The Höegh Gallant and the PGN FSRU Lampung are expected to be off-hire for 10-12 days and 4 days, respectively, during the second quarter of 2019 for these procedures.

For the joint ventures, the Neptune is also expected to have a class renewal survey during the third quarter of 2019. The majority of the expenditures are expected to be compensated by the charterer and the Neptune will remain on-hire. During the class renewal survey of the Neptune, the joint venture expects to incur costs for certain capital improvements and maintenance that will not be reimbursed by the charterer for which the Partnership's 50% share is expected to be approximately $0.2 million for the year ended December 31, 2019. The joint ventures also have a probable liability for exceeding historical minimum performance standards for a boil-off claim under the time charters. The Partnership's 50% share of the accruals was approximately $11.9 million as of March 31, 2019. The joint ventures will continue to monitor this issue and adjust accruals, as might be required, based upon additional information and further developments. It is estimated that the excess boil-off claim is in the millions of dollars and could range between the mid-to-upper teens to the mid-$30's, of which the Partnership’s share would be 50%. To the extent that the excess boil-off claims result in a settlement, the Partnership would be indemnified by Höegh LNG for its share of the cash impact of any settlement. However, other concessions, if any, would not be expected to be indemnified.

As of March 31, 2019, the Partnership had outstanding interest rate swap agreements for a total notional amount of $389.0 million to hedge against the interest rate risks of its long-term debt under the Lampung facility and the $385 million facility. The Partnership applies hedge accounting for derivative instruments related to those facilities. The Partnership receives interest based on three month US dollar LIBOR and pays fixed rates of 2.8% for the Lampung facility. The Partnership receives interest based on the three month US dollar LIBOR and pays a fixed rate of an average of approximately 2.8% for the $385 million facility. The carrying value of the liability for derivative instruments was a net liability of $8.0 million as of March 31, 2019. The Partnership adopted the revised guidance for Derivatives and Hedging, Targeted Improvements to Accounting for Hedging Activities on January 1, 2019 on a prospective basis. Amortization amounts reclassified to or recorded to earnings for the Partnership's interest rate swaps for the three months ended March 31, 2019 are presented as a component of interest expense compared with the presentation in previous periods in the gain (loss) on derivatives instruments line item in the consolidated statements of income. Amortization and gain on cash flow hedge of $0.2 million was included in interest expense for the three months ended March 31, 2019, which mainly related to a gain on the settlement of the interest rate swaps terminated when the Gallant/Grace facility was extinguished.

The Partnership's share of the joint ventures is accounted for using the equity method. As a result, the Partnership's share of the joint ventures' cash, restricted cash, outstanding debt, interest rate swaps and other balance sheet items are reflected net on the line "accumulated losses in joint ventures" on the consolidated balance sheet and are not included in the balance sheet figures disclosed above.

On February 14, 2019, the Partnership paid a quarterly cash distribution of $15.0 million, or $0.44 per common and subordinated unit, with respect to the fourth quarter of 2018.

On February 15, 2019, the Partnership paid a cash distribution of $3.4 million, or $0.546875 per Series A preferred unit, for the period commencing on November 15, 2018 to February 14, 2019.

On May 13, 2019, the Partnership drew $3.5 million under the $85 million revolving credit facility.

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On May 15, 2019, the Partnership paid a cash distribution of $15.0 million, or $0.44 per common and subordinated unit, with respect to the first quarter of 2019, equivalent to $1.76 per unit on an annualized basis.

On May 15, 2019, the Partnership paid a cash distribution of $3.4 million, or $0.546875 per Series A preferred unit, for the period commencing on February 15, 2019 to May 14, 2019.

From April 1, 2019 to May 27, 2019, the Partnership sold Series A preferred units and common units under its ATM program, and received total net proceeds of $2.2 million. The Partnership did not sell any units under the ATM program in the three months ended March 31, 2019.

Outlook

As discussed under "Financing and Liquidity" above, there are expected days of off-hire for the PGN FSRU Lampung and the Höegh Gallant due to planned drydocks or class surveys during the second quarter of 2019. In addition, certain performance warranties related to vessel performance have not been met during the second quarter of 2019, which could result in reduced hire for several days depending on the performance for the remainder of the quarter.

A subsidiary of Höegh LNG, Höegh LNG Egypt LLC ("EgyptCo") began chartering the Höegh Gallant on an LNG carrier time charter to a third party in October 2018 and the amended contract expires in April 2020. A subsidiary of the Partnership, as the owner of the Höegh Gallant, has a lease and maintenance agreement ("LMA") with EgyptCo until April 2020. As a result of this contract structure, it was announced that the LMA could become subject to amendment. It has been concluded that there will be no amendment to the hire terms of the LMA. To date, the Partnership has not entered a new contract for the Höegh Gallant from April 2020. Pursuant to an option agreement, the Partnership has the right to cause Höegh LNG to charter the Höegh Gallant from the expiration or termination of the EgyptCo charter until July 2025, at a rate equal to 90% of the rate payable pursuant to the current charter with EgyptCo, plus any incremental taxes or operating expenses as a result of the new charter. Höegh LNG’s ability to make payments to the Partnership with respect to an exercise of the option by the Partnership may be affected by events beyond either of the control of Höegh LNG or the Partnership, including opportunities to obtain new employment for the vessel, prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, Höegh LNG’s ability to meet its obligations to the Partnership may be impaired. If Höegh LNG is unable to meet its obligations to the Partnership for the option, the Partnership’s financial condition, results of operations and ability to make cash distributions to unitholders could be materially adversely affected.

Pursuant to the omnibus agreement that the Partnership entered into with Höegh LNG at the time of the initial public offering, Höegh LNG is obligated to offer to the Partnership any floating storage and regasification unit (“FSRU”) or LNG carrier operating under a charter of five or more years.

Höegh LNG is actively pursuing the following projects that are subject to a number of conditions, outside its control, impacting the timing and the ability of such projects to go forward. The Partnership may have the opportunity in the future to acquire the FSRUs listed below, when operating under a charter of five years or more, if one of the following projects is fulfilled:

•	On December 21, 2018, Höegh LNG announced that it had entered a contract with AGL Shipping Pty Ltd. (“AGL”), a subsidiary of AGL Energy Ltd., to provide an FSRU to service AGL’s proposed import facility in Victoria, Australia. The contract is for a period of 10 years and is subject to AGL’s final investment decision by the board of directors of AGL Energy Ltd. for the project and obtaining necessary regulatory and environmental approvals.

•	Höegh LNG has also won exclusivity to provide an FSRU for potential projects for Australian Industrial Energy (“AIE”) at Port Kembla, Australia and for another company in the Asian market. Both projects are dependent on a variety of regulatory approvals or permits as well as final investment decisions.

Höegh LNG has two operating FSRUs, the Höegh Giant (HHI Hull No. 2552), which was delivered from the shipyard on April 27, 2017 and the Höegh Esperanza (HHI Hull No. 2865), which was delivered from the shipyard on April 5, 2018. The Höegh Giant is operating on a three-year contract that commenced on February 7, 2018 with Gas Natural SGD, SA (“Gas Natural Fenosa”). The Höegh Esperanza is operating on a three-year contract that commenced on June 7, 2018 with CNOOC Gas & Power Trading and Marketing Ltd. (CNNOC) which has an option for a one-year extension. Höegh LNG took delivery of the Höegh Gannet (HHI Hull No. 2909) on December 6, 2018, which will serve on a 15 month LNGC contract with Naturgy. Höegh LNG has one additional FSRU on order (SHI Hull No. 2220).

Pursuant to the terms of the omnibus agreement, the Partnership will have the right to purchase the Höegh Giant, the Höegh Esperanza, Höegh Gannet and SHI Hull No. 2220 following acceptance by the respective charterer of the related FSRU under a contract of five years or more, subject to reaching an agreement with Höegh LNG regarding the purchase price.

There can be no assurance that the Partnership will acquire any vessels from Höegh LNG or of the terms upon which any such acquisition may be made.

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Presentation of First Quarter 2019 Results

A presentation will be held today, Wednesday, May 29, 2019, at 08:30 A.M. (EST) to discuss financial results for the first quarter of 2019. The results and presentation material will be available for download at http://www.hoeghlngpartners.com.

The presentation will be immediately followed by a Q&A session. Participants will be able to join this presentation using the following details:

a. Webcast

https://www.webcaster4.com/Webcast/Page/942/30674

b. Teleconference

International call:	+1-412-542-4123
US Toll Free call:	+1-855-239-1375
Canada Toll Free call:	+1-855-669-9657

Participants should ask to be joined into the Höegh LNG Partners LP call.

There will be a Q&A session after the presentation. Information on how to ask questions will be given at the beginning of the Q&A session.

For those unable to participate in the conference call, a replay will be available from one hour after the end of the conference call until June 5, 2019.

The replay dial-in numbers are as follows:

International call:	+1-412-317-0088
US Toll Free call:	+1-877-344-7529
Canada Toll Free call:	+1-855-669-9658
Replay passcode:	10131891

Financial Results on Form 6-K

The Partnership has filed a Form 6-K with the SEC with detailed information on the Partnership's results of operations for the three months ended March 31, 2019, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and unaudited condensed interim consolidated financial statements. The Form 6-K can be viewed on the SEC's website: http://www.sec.gov and at HMLP's website: http://www.hoeghlngpartners.com.

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FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and the Partnership’s operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “future,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Partnership’s control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•	market conditions and trends for FSRUs and LNG carriers, including hire rates, vessel valuations, technological advancements, market preferences and factors affecting supply and demand of LNG, LNG carriers, and FSRUs;

•	the Partnership's distribution policy and ability to make cash distributions on the Partnership's units or any increases in the quarterly distributions on the Partnership's common units;

•	restrictions in the Partnership's debt agreements and pursuant to local laws on the Partnership's joint ventures' and subsidiaries' ability to make distributions;

•	the Partnership's ability to settle or resolve the boil-off claim for the joint ventures, including the estimated amount thereof;

•	the ability of Höegh LNG to satisfy its indemnification obligations to the Partnership, including in relation to the boil-off claim;

•	the Partnership's ability to compete successfully for future chartering opportunities;

•	demand in the FSRU sector or the LNG shipping sector; including demand for the Partnership's vessels;

•	the Partnership's ability to purchase additional vessels from Höegh LNG in the future;

•	the Partnership's ability to integrate and realize the anticipated benefits from acquisitions;

•	the Partnership's anticipated growth strategies; including the acquisition of vessels;

•	the Partnership's anticipated receipt of dividends and repayment of indebtedness from subsidiaries and joint ventures;

•	effects of volatility in global prices for crude oil and natural gas;

•	the effect of the worldwide economic environment;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	general market conditions, including fluctuations in hire rates and vessel values;

•	changes in the Partnership's operating expenses, including drydocking, on-water class surveys, insurance costs and bunker costs;

•	the Partnership's ability to comply with financing agreements and the expected effect of restrictions and covenants in such agreements;

•	the financial condition, liquidity and creditworthiness of the Partnership's existing or future customers and their ability to satisfy their obligations under the Partnership's contracts;

•	the Partnership's ability to replace existing borrowings, make additional borrowings and to access public equity and debt capital markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	the exercise of purchase options by the Partnership's customers;

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•	the Partnership's ability to perform under its contracts and maintain long-term relationships with its customers;

•	the Partnership's ability to leverage Höegh LNG's relationships and reputation in the shipping industry;

•	the Partnership's continued ability to enter into long-term, fixed-rate charters and the hire rate thereof;

•	the operating performance of the Partnership's vessels and any related claims by Total S.A. or other customers;

•	the Partnership's ability to maximize the use of its vessels, including the redeployment or disposition of vessels no longer under long-term charters;

•	the Partnership's ability to compete successfully for future chartering and newbuilding opportunities;

•	timely acceptance of the Partnership's vessels by their charterers;

•	termination dates and extensions of charters;

•	the cost of, and the Partnership's ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to its business;

•	economic substance laws and regulations adopted or considered by various jurisdictions of formation or incorporation of the Partnership and certain of its subsidiaries;

•	availability of skilled labor, vessel crews and management;

•	the ability of Höegh LNG to meet its financial obligations to the Partnership, including its indemnity, guarantee and option obligations;

•	the number of offhire days and drydocking requirements, including the Partnership's ability to complete scheduled drydocking on time and within budget;

•	the Partnership's incremental general and administrative expenses as a publicly traded limited partnership and the Partnership's fees and expenses payable under the Partnership's ship management agreements, the technical information and services agreement and the administrative services agreements;

•	the anticipated taxation of the Partnership, its subsidiaries and affiliates and distributions to its unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	the Partnership's ability to retain key employees;

•	customers' increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	risks inherent in the operation of the Partnership's vessels including potential disruption due to accidents, political events, piracy or acts by terrorists;

•	future sales of the Partnership's common units and Series A preferred units in the public market;

•	the Partnership's business strategy and other plans and objectives for future operations;

•	the Partnership's ability to maintain effective internal control over financial reporting and effective disclosure controls and procedures; and

•	other factors listed from time to time in the reports and other documents that the Partnership files with the SEC, including the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2018 and subsequent quarterly reports on Form 6-K.

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All forward-looking statements included in this press release are made only as of the date of this release. New factors emerge from time to time, and it is not possible for the Partnership to predict all of these factors. Further, the Partnership cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Partnership does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED
STATEMENTS OF INCOME

(in thousands of U.S. dollars, except per unit amounts)

	Three months ended
	March 31,
	2019	2018
REVENUES
Time charter revenues	$36,075	$34,885
Other revenue	64	—
Total revenues	36,139	34,885
OPERATING EXPENSES
Vessel operating expenses	(5,893)	(5,752)
Administrative expenses	(2,576)	(2,787)
Depreciation and amortization	(5,323)	(5,268)
Total operating expenses	(13,792)	(13,807)
Equity in earnings (losses) of joint ventures	351	9,369
Operating income (loss)	22,698	30,447
FINANCIAL INCOME (EXPENSE), NET
Interest income	199	187
Interest expense	(6,836)	(6,864)
Gain (loss) on debt extinguishment	1,030	—
Gain (loss) on derivative instruments	—	631
Other items, net	(1,047)	(606)
Total financial income (expense), net	(6 654)	(6,652)
Income (loss) before tax	16 044	23,795
Income tax expense	(1,910)	(2,109)
Net income (loss)	$14,134	$21,686
Preferred unitholders' interest in net income	3,364	2,660
Limited partners' interest in net income (loss)	$10,770	$19,026

Basic earnings per unit
Common unit public	$0.31	$0.57
Common unit Höegh LNG	$0.34	$0.59
Subordinated unit	$0.34	$0.59

Diluted earnings per unit
Common unit public	$0.31	$0.56
Common unit Höegh LNG	$0.34	$0.59
Subordinated unit	$0.34	$0.59

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HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED
BALANCE SHEETS

(in thousands of U.S. dollars)

	As of
	March 31,	December 31,
	2019	2018
ASSETS
Current assets
Cash and cash equivalents	$34,245	$26,326
Restricted cash	6,993	6,003
Trade receivables	5,442	1,228
Amounts due from affiliates	4,548	4,328
Inventory	646	646
Current portion of net investment in direct financing lease	4,261	4,168
Derivative instruments	—	1,199
Prepaid expenses and other receivables	3,672	2,967
Total current assets	59,807	46,865
Long-term assets
Restricted cash	13,035	13,125
Vessels, net of accumulated depreciation	653,064	658,311
Other equipment	512	445
Intangibles and goodwill	19,844	20,739
Advances to joint ventures	3,606	3,536
Net investment in direct financing lease	277,804	278,905
Long-term deferred tax asset	172	174
Other long-term assets	935	940
Total long-term assets	968,972	976,175
Total assets	$1,028,779	$1,023,040

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HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED
BALANCE SHEETS

(in thousands of U.S. dollars)

	As of
	March 31,	December 31,
	2019	2018
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	$44,660	$45,458
Trade payables	613	529
Amounts due to owners and affiliates	3,896	2,301
Value added and withholding tax liability	1,174	1,175
Derivative instruments	823	259
Accrued liabilities and other payables	9,494	7,458
Total current liabilities	60,660	57,180
Long-term liabilities
Accumulated losses of joint ventures	2,456	2,808
Long-term debt	395,612	390,087
Revolving credit facility due to owners and affiliates	39,960	39,292
Derivative instruments	7,217	2,438
Long-term tax liability	1,835	1,725
Long-term deferred tax liability	9,987	8,974
Other long-term liabilities	158	99
Total long-term liabilities	457,225	445,423
Total liabilities	517,885	502,603
EQUITY
8.75% Series A Preferred Units	151,271	151,259
Common units public	322,984	325,250
Common units Höegh LNG	6,587	6,844
Subordinated units	40,812	42,421
Accumulated other comprehensive income (loss)	(10,760)	(5,337)
Total partners' capital	510,894	520,437
Total equity	510,894	520,437
Total liabilities and equity	$1,028,779	$1,023,040

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HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED
STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three months ended March 31,
	2019	2018
OPERATING ACTIVITIES
Net income (loss)	$14,134	$21,686
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	5,323	5,268
Equity in losses (earnings) of joint ventures	(351)	(9,369)
Changes in accrued interest income on advances to joint ventures	(70)	(71)
Amortization of deferred debt issuance cost and fair value of debt assumed	476	187
Amortization in revenue for above market contract	895	895
(Gain) loss on debt extinguishment	(1,030)	—
Changes in accrued interest expense	2,806	460
Receipts from repayment of principal on direct financing lease	1,008	—
Unrealized foreign exchange losses (gains)	(2)	(60)
Gain (loss) on the settlement of the derivatives	(199)	—
Proceeds from settlement of derivatives	1,398	—
Unrealized loss (gain) on derivative instruments	(17)	(631)
Non-cash revenue: tax paid directly by charterer	(202)	(198)
Non-cash income tax expense: tax paid directly by charterer	202	198
Deferred tax expense and provision for tax uncertainty	1,062	1,505
Other adjustments	105	49
Changes in working capital:
Trade receivables	(4,182)	1,067
Inventory	—	10
Prepaid expenses and other receivables	(1,802)	(612)
Trade payables	82	468
Amounts due to owners and affiliates	1,375	1,415
Value added and withholding tax liability	1,083	753
Accrued liabilities and other payables	(219)	(3,695)
Net cash provided by (used in) operating activities	21,875	19,325

INVESTING ACTIVITIES
Receipts from repayment of principal on direct financing lease	—	920
Net cash provided by (used in) investing activities	$—	$920

12

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED
STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three months ended March 31,
	2019	2018
FINANCING ACTIVITIES
Proceeds from long-term debt	$320,000	$—
Proceeds from loans due to owners and affiliates	—	5,400
Repayment of long-term debt	(308,921)	(11,365)
Payment of debt issuance costs	(5,797)	—
Repayment of customer loan for funding of value added liability on import	—	(1,265)
Net proceeds from issuance of common units	—	2,778
Net proceeds from issuance of 8.75% Series A Preferred Units	—	7,935
Cash distributions to limited partners and preferred unitholders	(18,359)	(18,193)
Net cash provided by (used in) financing activities	(13,077)	(14,710)

Increase (decrease) in cash, cash equivalents and restricted cash	8,798	5,535
Effect of exchange rate changes on cash, cash equivalents and restricted cash	21	—
Cash, cash equivalents and restricted cash, beginning of period	45,454	43,281
Cash, cash equivalents and restricted cash, end of period	$54,273	$48,816

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HÖEGH LNG PARTNERS LP

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER ENDED MARCH 31, 2019 AND 2018

(in thousands of U.S. dollars)

Segment information

There are two operating segments. The segment profit measure is Segment EBITDA, which is defined as earnings before interest, taxes, depreciation, amortization and other financial items (gains and losses on derivative instruments and other items, net). Segment EBITDA is reconciled to operating income and net income in the segment presentation below. The two segments are “Majority held FSRUs” and “Joint venture FSRUs.” In addition, unallocated corporate costs, interest income from advances to joint ventures, and interest expense related to the outstanding balances on the $85 million revolving credit facility and the $385 million facility are included in “Other.”

For the three months ended December 31, 2019 and 2018, Majority held FSRUs includes the direct financing lease related to the PGN FSRU Lampung and the operating leases related to the Höegh Gallant and the Höegh Grace.

For the three months ended December 31, 2019 and 2018, Joint venture FSRUs includes two 50% owned FSRUs, the Neptune and the Cape Ann, that operate under long term time charters with one charterer.

The accounting policies applied to the segments are the same as those applied in the financial statements, except that i) Joint venture FSRUs is presented under the proportional consolidation method for the segment note to the Partnership’s financial statements and in the tables below, and under equity accounting for the consolidated financial statements and ii) internal interest income and interest expense between the Partnership's subsidiaries that eliminate in consolidation are not included in the segment columns for the other financial income (expense), net line. Under the proportional consolidation method, 50% of the Joint venture FSRUs’ revenues, expenses and assets are reflected in the segment note. Management monitors the results of operations of joint ventures under the proportional consolidation method and not the equity method of accounting.

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HÖEGH LNG PARTNERS LP

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER ENDED MARCH 31, 2019

(in thousands of U.S. dollars)

	Three months ended March 31, 2019
			Joint venture
	Majority		FSRUs		Total
	held		(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs		consolidation)	Other	reporting	ations		reporting
Time charter revenues	$36,075		10,330	—	46,405	(10,330)	(1)	$36,075
Other revenue	64	(3)	—	—	64		(1)	64
Total revenues	36,139		10,330	—	46,469			36,139
Operating expenses	(6,698)		(1,880)	(1,771)	(10,349)	1,880	(1)	(8,469)
Equity in earnings (losses) of joint ventures	—		—	—	—	351	(1)	351
Segment EBITDA	29,441		8,450	(1,771)	36,120
Depreciation and amortization	(5,323)		(2,553)	—	(7,876)	2,553	(1)	(5,323)
Operating income (loss)	24,118		5,897	(1,771)	28,244			22,698
Gain (loss) on debt extinguishment	1,030		—	—	1,030		(1)	1,030
Gain (loss) on derivative instruments	—		(2,541)	—	(2,541)	2,541	(1)	—
Other financial income (expense), net	(4,239)		(3,005)	(3,445)	(10,689)	3,005	(1)	(7,684)
Income (loss) before tax	20,909		351	(5,216)	16,044	—		16,044
Income tax benefit (expense)	(1,910)		—	—	(1,910)	—		(1,910)
Net income (loss)	$18,999		351	(5,216)	14,134	—		$14,134
Preferred unitholders’ interest in net income	—		—	—	—	3,364	(2)	3,364
Limited partners' interest in net income (loss)	$18,999		351	(5,216)	14,134	(3,364)	(2)	$10,770

(1)	Eliminations reverse each of the income statement line items of the proportional amounts for Joint venture FSRUs and record the Partnership's share of the Joint venture FSRUs net income (loss) to Equity in earnings (loss) of joint ventures.

(2)	Allocates the preferred unitholders’ interest in net income to the preferred unitholders.

(3)	Other revenue consists of insurance proceeds received for claims related to repairs under the Mooring warranty. The Partnership was indemnified by Höegh LNG for the cost of the repairs related to the Mooring, subject to repayment to the extent recovered from insurance proceeds. The amount will be refunded to Höegh LNG during the second quarter of 2019.

15

HÖEGH LNG PARTNERS LP

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER ENDED MARCH 31, 2018

(in thousands of U.S. dollars)

	Three months ended March 31, 2018
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations		reporting
Time charter revenues	$34,885	10,996	—	45,881	(10,996)	(1)	$34,885
Total revenues	34,885	10,996	—	45,881			34,885
Operating expenses	(6,533)	(2,474)	(2,006)	(11,013)	2,474	(1)	(8,539)
Equity in earnings (losses) of joint ventures	—	—	—	—	9,369	(1)	9,369
Segment EBITDA	28,352	8,522	(2,006)	34,868
Depreciation and amortization	(5,268)	(2,401)	—	(7,669)	2,401	(1)	(5,268)
Operating income (loss)	23,084	6,121	(2,006)	27,199			30,447
Gain (loss) on derivative instruments	631	6,515	—	7,146	(6,515)	(1)	631
Other financial income (expense), net	(6,571)	(3,267)	(712)	(10,550)	3,267	(1)	(7,283)
Income (loss) before tax	17,144	9,369	(2,718)	23,795	—		23,795
Income tax expense	(2,109)	—	—	(2,109)	—		(2,109)
Net income (loss)	$15,035	9,369	(2,718)	21,686	—		$21,686
Preferred unitholders’ interest in net income	—	—	—	—	2,660	(2)	2,660
Limited partners' interest in net income (loss)	$15,035	9,369	(2,718)	21,686	(2,660)	(2)	$19,026

(1)	Eliminations reverse each of the income statement line items of the proportional amounts for Joint venture FSRUs and record the Partnership's share of the Joint venture FSRUs net income (loss) to Equity in earnings (loss) of joint ventures.

(2)	Allocates the preferred unitholders’ interest in net income to the preferred unitholders.

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HÖEGH LNG PARTNERS LP

UNAUDITED SCHEDULE OF FINANCIAL INCOME AND EXPENSE

(in thousands of U.S. dollars)

The following table includes the financial income (expense), net for the three months ended March 31, 2019 and 2018.

	Three months ended
	March 31,
(in thousands of U.S. dollars)	2019	2018
Interest income	$199	$187
Interest expense:
Interest expense	(6,248)	(6,640)
Commitment fees	(112)	(37)
Amortization of debt issuance cost and fair value of debt assumed	(476)	(187)
Total interest expense	(6,836)	(6,864)
Gain (loss) on debt extinguishment	1,030	—
Gain (loss) on derivative instruments	—	631
Other items, net:
Unrealized foreign exchange gain (loss)	(20)	66
Realized foreign exchange gain (loss)	1	(8)
Bank charges, fees and other	(53)	(35)
Withholding tax on interest expense and other	(975)	(629)
Total other items, net	(1,047)	(606)
Total financial income (expense), net	$(6,654)	$(6,652)

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Appendix A: Segment EBITDA

Non-GAAP Financial Measure

Segment EBITDA. EBITDA is defined as earnings before interest, depreciation and amortization and taxes. Segment EBITDA is defined as earnings before interest, depreciation and amortization, taxes and other financial items. Other financial items consist of gains and losses on derivative instruments and other items, net (including foreign exchange gains and losses and withholding tax on interest expense). Segment EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as the Partnership's lenders, to assess its financial and operating performance. The Partnership believes that Segment EBITDA assists its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in the industry that provide Segment EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including Segment EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in it and other investment alternatives and (b) monitoring its ongoing financial and operational strength in assessing whether to continue to hold common units. Segment EBITDA is a non-GAAP financial measure and should not be considered an alternative to net income, operating income or any other measure of financial performance presented in accordance with U.S. GAAP. Segment EBITDA excludes some, but not all, items that affect net income, and these measures may vary among other companies. Therefore, Segment EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following tables reconcile Segment EBITDA for each of the segments and the Partnership as a whole to net income (loss), the comparable U.S. GAAP financial measure, for the periods presented:

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	Three months ended March 31, 2019
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations(1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$18,999	351	(5,216)	14,134			$14,134	(3)
Interest income	(71)	(128)	(128)	(327)	128	(4)	(199)
Interest expense	3,295	3,140	3,541	9,976	(3,140)	(4)	6,836
Gain (loss) on debt extinguishment	(1,030)	—	—	(1,030)	—		(1,030)
Depreciation and amortization	5,323	2,553	—	7,876	(2,553)	(5)	5,323
Other financial items (2)	1,015	2,534	32	3,581	(2,534)	(6)	1,047
Income tax (benefit) expense	1,910	—	—	1,910			1,910
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	3,012	(4)	3,012
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	2,553	(5)	2,553
Equity in earnings of JVs: Other financial items (2)	—	—	—	—	2,534	(6)	2,534
Segment EBITDA	$29,441	8,450	(1,771)	36,120			$36,120

(1)	Eliminations reverse each of the income statement reconciling line items of the proportional amounts for Joint venture FSRUs and record the Partnership's share of the Joint venture FSRUs net income (loss) to Equity in earnings (loss) of joint ventures.

(2)	Other financial items consist of gains and losses on derivative instruments and other items, net including foreign exchange gains or losses and withholding tax on interest expense.

(3)	There is no adjustment between net income for Total Segment reporting and the Consolidated reporting because the net income under the proportional consolidation and equity method of accounting is the same.

(4)	Interest income and interest expense for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the interest income and interest expense in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Interest (income) expense for the Consolidated reporting.

(5)	Depreciation and amortization for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the depreciation and amortization in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Depreciation and amortization for the Consolidated reporting.

(6)	Other financial items for the Joint venture FSRUs is eliminated from the Segment reporting to agree to the Other financial items in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Other financial items for the Consolidated reporting.

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	Three months ended March 31, 2018
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations(1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$15,035	9,369	(2,718)	21,686			$21,686	(3)
Interest income	(80)	(41)	(107)	(228)	41	(4)	(187)
Interest expense	6,066	3,308	798	10,172	(3,308)	(4)	6,864
Depreciation and amortization	5,268	2,401	—	7,669	(2,401)	(5)	5,268
Other financial items (2)	(46)	(6,515)	21	(6,540)	6,515	(6)	(25)
Income tax (benefit) expense	2,109	—	—	2,109			2,109
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	3,267	(4)	3,267
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	2,401	(5)	2,401
Equity in earnings of JVs: Other financial items (2)	—	—	—	—	(6,515)	(6)	(6,515)
Segment EBITDA	$28,352	8,522	(2,006)	34,868			$34,868

(1)	Eliminations reverse each of the income statement reconciling line items of the proportional amounts for Joint venture FSRUs and record the Partnership's share of the Joint venture FSRUs net income (loss) to Equity in earnings (loss) of joint ventures.

(2)	Other financial items consist of gains and losses on derivative instruments and other items, net including foreign exchange gains or losses and withholding tax on interest expense.

(3)	There is no adjustment between net income for Total Segment reporting and the Consolidated reporting because the net income under the proportional consolidation and equity method of accounting is the same.

(4)	Interest income and interest expense for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the interest income and interest expense in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Interest (income) expense for the Consolidated reporting.

(5)	Depreciation and amortization for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the depreciation and amortization in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Depreciation and amortization for the Consolidated reporting.

(6)	Other financial items for the Joint venture FSRUs is eliminated from the Segment reporting to agree to the Other financial items in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Other financial items for the Consolidated reporting.

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Appendix B: Distributable Cash Flow

Distributable cash flow represents Segment EBITDA adjusted for cash collections on principal payments on the direct financing lease, amortization in revenues for above market contracts less non-cash revenue: tax paid directly by charterer, amortization of deferred revenues for the joint ventures, interest income, interest expense less amortization of debt issuance cost, amortization and gain on cash flow hedges included in interest expense and proceeds from settlement of derivatives, other items (net), unrealized foreign exchange losses (gains), current income tax benefit (expense), net of uncertain tax position less non-cash income tax: tax paid directly by charterer, and other adjustments such as indemnification paid or to be paid by Höegh LNG for legal expenses related to the boil-off claim, non-budgeted expenses or losses, or prior period indemnifications refunded to, or to be refunded to, Höegh LNG for amounts recovered from insurance or the charterer, distributions on the Series A preferred units and replacement capital expenditures. Cash collections on the direct financing lease investment with respect to the PGN FSRU Lampung consist of the difference between the payments under time charter and the revenues recognized as a financing lease (representing the payment of the principal recorded as a receivable). Amortization in revenues for above market contracts consist of the non-cash amortization of the intangible for the above market time charter contract related to the acquisitions of the Höegh Gallant and Höegh Grace. Amortization of deferred revenues for the joint ventures accounted for under the equity method consist of non-cash amortization to revenues of charterer payments for modifications and drydocking to the vessels. Non-cash revenue: tax paid directly by charterer and non-cash income tax: tax paid directly by charterer consists of certain taxes paid by the charterer directly to the Colombian tax authorities on behalf of the Partnership’s subsidiaries which is recorded as a component of time charter revenues and current income tax expenses. Estimated maintenance and replacement capital expenditures, including estimated expenditures for drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership's capital assets.

Distributable cash flow is presented starting with Segment EBITDA taken from the total segment reporting using the proportional consolidation method for the Partnership's 50% interests in the joint ventures as shown in Appendix A. Therefore, the adjustments to Segment EBITDA include the Partnership's share of the joint venture's adjustments. The Partnership believes distributable cash flow is an important liquidity measure used by management and investors in publicly traded partnerships to compare cash generating performance of the Partnership’ cash generating assets from period to period by adjusting for cash and non-cash items that could potentially have a disparate effect between periods, and to compare the cash generating performance for specific periods to the cash distributions (if any) that are expected to be paid to limited partners. The Partnership also believes distributable cash flow benefits investors in comparing its cash generating performance to other companies that account for time charters as operating leases rather than financial leases, or that do not have non-cash amortization of intangibles or deferred revenue. Distributable cash flow is a non-GAAP liquidity measure and should not be considered as an alternative to net cash provided by operating activities, or any other measure of the Partnership's liquidity or cash flows calculated in accordance with GAAP. Distributable cash flow excludes some, but not all, items that affect net cash provided by operating activities and the measures may vary among companies. For example, distributable cash flow does not reflect changes in working capital balances. Distributable cash flow also includes some items that do not affect net cash provided by operating activities. Therefore, distributable cash flow may not be comparable to similarly titled measures of other companies. Distributable cash flow is not the same measure as available cash or operating surplus, both of which are defined by the Partnership's partnership agreement. The first table below reconciles distributable cash flow to Segment EBITDA, which is reconciled to net income, the most directly comparable GAAP measure for Segment EBITDA, in Appendix A. Refer to Appendix A for the definition of Segment EBITDA. The second table below reconciles distributable cash flow to net cash provided by operating activities, the most directly comparable GAAP measure for liquidity.

21

(in thousands of U.S. dollars)	Three months ended March 31, 2019
Segment EBITDA	$36,120
Cash collection/Principal payment on direct financing lease	1,008
Amortization in revenues for above market contracts	895
Non-cash revenue: Tax paid directly by charterer	(202)
Equity in earnings of JVs: Amortization of deferred revenue	(719)
Interest income (1)	327
Interest expense (1)	(9,976)
Amortization of debt issuance cost (1)	518
Amortization and gain on cash flow hedges included in interest expense	(217)
Proceeds from settlement of derivatives	1,398
Other items, net	(1,039)
Unrealized foreign exchange losses (gains)	20
Current income tax benefit (expense), net of uncertain tax position	(847)
Non-cash income tax: Tax paid directly by charterer	202
Other adjustments:
Indemnification paid by Höegh LNG for non-budgeted expenses & losses	—
Recovery of prior period costs refunded or to be refunded to Höegh LNG for previous indemnifications	(64)
Distributions relating to Series A preferred units (2)	(3,364)
Estimated maintenance and replacement capital expenditures	(5,175)
Distributable cash flow	$18,885

(1)	The Partnership's interest in the joint ventures' interest income, interest expense and amortization of debt issuance cost is $128, $3,140 and $42, respectively.

(2)	Represents distributions payable on Series A preferred units related to the period from January 1, 2019 to March 31, 2019.

22

Reconciliation of distributable cash flows to net cash provided by (used in) operating activities

(in thousands of U.S. dollars)	Three months ended March 31, 2019
Distributable cash flow	$18,885
Estimated maintenance and replacement capital expenditures	5,175
Distributions relating to Series A preferred units (2)	3,364
Recovery of prior period costs refunded or to be refunded to Höegh LNG for previous indemnifications	64
Indemnification paid by Höegh LNG for non-budgeted expenses & losses	—
Equity in earnings of JVs: Amortization of deferred revenue	719
Equity in earnings of JVs: Amortization of debt issuance cost	(42)
Equity in earnings of JVs: Depreciation and amortization	(2,553)
Equity in earnings of JVs: Gain (loss) on derivative instruments	(2,541)
Equity in losses (earnings) of joint ventures	(351)
Changes in accrued interest expense and interest income	2,736
Other adjustments	82
Changes in working capital	(3,663)
Net cash provided by (used in) operating activities	$21,875

23

Media contact:
Steffen Føreid
Chief Executive Officer and Chief Financial Officer
+47 975 57 406
www.hoeghlngpartners.com

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